August 16, 2007

Mr. Scott DeLong
Chief Financial Officer
KMG America Corporation
12600 Whitewater Drive, Suite 150
Minnetonka, MN 55343

Re: **KMG America Corporation**
        Form 10-K for the fiscal year ended December 31, 2006
        File No. 001-32377

Dear Mr. DeLong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies, page 45

1.   We believe your disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related

variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, please provide us in disclose-type format the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Refer to Section V of Financial Reporting Release No. 72.

Notes to Consolidated Financial Statements, page 82

Note 2. Significant Accounting Policies, page 82

Benefit Reserves, page 85

2. Please explain to us in disclosure-type format what is meant by the statement "benefit reserves as reported are shown on a GAAP purchase accounting basis (PGAAP)." You disclose "prior to the quarter ending June 30, 2006 this conversion was based on an adjustment to benefit reserves developed on a historical GAAP basis" and "effective June 30, 2006 a refinement in methodology was implemented whereby the benefit reserves are now being developed directly on a purchase GAAP basis". Please explain to us how your accounting of benefit reserves for each line of business both prior to and after June 30, 2006 complied with GAAP. As it appears you changed your method of recording benefit reserves, tell us how your accounting for this change complied with SFAS 154.

3. Further, please explain to us in disclosure-type format why a "significant amount of time" was necessary to develop the complete set of reserve factors needed to calculate your benefit reserves. Include in your response the reserve factors that took a "significant amount of time" to implement this "seriatim factor approach" and explain why these reserve factors were not known when you acquired Kanawha at December 31, 2004.

4. In addition, it appears that prior to 2006 your segment financial statement information as disclosed in Note 16. Business Segments was reported on a historical basis without GAAP purchase accounting adjustments. Please tell us why the 2005 segment financial statement amounts reported in Note 16 and discussed in MD&A have not been restated to be comparable to 2006.

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant